UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FOR THE PERIOD BEGINNING **01 / 01 / 09** (MM/DD/YY) AND ENDING **12 / 31 / 09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Essex National Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

550 Gateway Drive, Suite 210
(No. and Street)

Napa	**CA**	**94558**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ella Sankisov **707-251-2184**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name)*

1 South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19/2010

OATH OR AFFIRMATION

I, **Scott K. Davis**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Essex National Securities, Inc.**, as of **December 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President and Chief Executive Officer

Title



Notary Public


ANTHONY FAGEN
COMM. # 1773974
NOTARY PUBLIC-CALIFORNIA
NAPA COUNTY
MY COMM. EXP. OCT. 18, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Consolidated Statement of Financial Condition.
- ☐ (c) Consolidated Statement of Operations.
- ☐ (d) Consolidated Statement of Cash Flows.
- ☐ (e) Consolidated Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 – 7

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Stockholder and Board of Directors
Essex National Securities, Inc.
Napa, California

We have audited the accompanying statement of financial condition of Essex National Securities, Inc. (the Company) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Essex National Securities, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2010

McGladrey & Pullen, LLP is a member firm of RSM International – an affiliation of separate and independent legal entities.

Essex National Securities, Inc.

Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	1,414,796
Deposits with clearing broker and clearing organization		120,007
Receivable from clearing broker		315,021
Marketable securities owned		780,605
Commissions receivable		209,939
Due from affiliates		318,763
Other assets		121,703
Total assets	$	3,280,834
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	1,673,894
Due to affiliates		164,024
Accounts payable and accrued expenses		306,581
Total liabilities		2,144,499
Stockholder's Equity		
Common stock, $1 par value, 200 shares authorized, issued and outstanding		200
Additional paid-in capital		7,589,844
Accumulated deficit		(6,453,709)
Total stockholder's equity		1,136,335
Total liabilities and stockholder's equity	$	3,280,834

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Essex National Securities, Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Additionally, the Company is a registered investment advisor under the Investment Advisors Act of 1940. The Company is a wholly owned subsidiary of Essex National Financial Services, LLC (Parent or ENFS), which is ultimately owned by Addison Avenue Federal Credit Union (Addison). The Company's headquarters is in California and does business throughout the United States.

In the normal course of business, the Company engages in, and earns commission revenue from, the distribution of mutual funds and variable and fixed annuities. The Company maintains no margin accounts. The Company also engages in transactions involving corporate over-the-counter equity securities, corporate debt securities, United States government debt securities and municipal debt securities. With the exception of variable and fixed annuity sales and certain mutual fund applications, all business is transacted on a fully disclosed basis through the Company's clearing broker.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are related to the *FASB Accounting Standards Codification™*, sometimes referred to as the Codification or ASC. The Codification is effective for periods ending on or after September 15, 2009.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Revenue recognition: The Company's primary sources of revenues are generated by commissioned sales representatives located at financial institutions from the distribution of variable and fixed annuity products and mutual funds. Commissions earned on the sale of securities and insurance products are split with the participating financial institutions. Commissions and related brokerage commission expense are recorded on a trade date basis as securities and insurance product transactions occur. Fee income is recorded in the period in which the services are performed and consists of revenues generated from marketing support, ticket charges and other related items.

Marketable securities owned: Securities transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of change in tax laws and rates on the date of enactment.

FASB Accounting Standards Codification Topic 740, *Income Taxes,* provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2009, management has determined that there are no material uncertain tax positions.

The Company is not subject to examination by U.S. federal and state tax authorities for tax years before 2006. For the year ended December 31, 2009, the Company has no uncertain tax positions, and accordingly, has not recorded a liability for the payment of interest or penalties.

Note 2. Fair Value Measurements

The Company follows the provisions of the FASB ASC 820, *Fair Value Measurement and Disclosures*, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under FASB ASC 820 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

<u>Level 1</u>: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

<u>Level 2</u>: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

<u>Level 3</u>: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Note 2. Fair Value Measurements (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Marketable securities owned in the amount of $780,605 are recorded at fair value based on quoted market prices. These financial instruments, consisting of money market funds, are classified as Level 1 in the fair value hierarchy.

Note 3. Related Party Transactions

The Company has entered into an agreement with Addison whereby Addison introduces customers to the Company. At December 31, 2009, included in commissions payable is $826,855 due to Addison. The commission payable due to the affiliate is recorded net of certain expenses paid by the Company on Addison's behalf, including insurance and regulatory fees.

The Company has entered into an agreement with ENFS whereby certain expenses are allocated to the Company based on a series of usage factors. The agreement covers, among other things, the allocation of rental expense for the office space used by the Company. In connection with the agreement, the Company has secured a standby letter of credit in the amount of $600,000 to satisfy lease agreement requirements for ENFS. The letter of credit expires on April 30, 2019 and, at December 31, 2009, no amount had been drawn on such letter of credit.

Additionally, the Company provides services of certain personnel to ENFS as well as incurs certain expenses on behalf of ENFS. The amount due from affiliates of $318,763 as of December 31, 2009, represents capital expenditures and technology expenses incurred by the Company on behalf of ENFS, net of the expenses allocated to the Company by ENFS.

As of December 31, 2009, due to affiliates represents commissions payable to affiliates, net of expenses incurred on their behalf.

Note 4. Deposits with Clearing Broker and Clearing Organization

The Company has a clearing agreement with Pershing LLC (Pershing) whereby Pershing provides the Company with certain back-office support and clearing services on all principal exchanges. In accordance with the terms of the agreement, the Company maintains a deposit with Pershing of $100,007. Also included in deposits with clearing broker and clearing organization is a deposit of $20,000 with the National Securities Clearing Corporation.

Note 5. Income Taxes

The Company has a deferred tax asset of $3,170,423 at December 31, 2009, arising from the future tax benefits of the net operating loss carryforwards for federal, state and local tax purposes. As a result of an ownership change in 2006 the Company is subject to Internal Revenue Code (IRC) Section 382, which limits the amount of net operating losses that can be used to offset future taxable income when a change in ownership of a loss corporation occurs. The amount of the deferred tax asset is net of the IRC Section 382 limitations. The deferred tax asset has been fully provided for with a valuation allowance at December 31, 2009.

Note 5. Income Taxes (Continued)

As of December 31, 2009, the Company had net operating loss carryforwards of $8,296,184 for federal and state tax purposes which will expire if not utilized beginning in 2012. The state net operating loss carryforwards vary by jurisdiction.

Note 6. Benefit Plan

The Company sponsors a benefit plan under Section 401(k) of the Internal Revenue Code, covering substantially all employees.

Note 7. Contingent Liabilities

In the ordinary course of business, the Company may be party to legal proceedings as plaintiff and defendant. In those matters where the Company is named as a defendant, the Company has strong defenses and intends to vigorously defend itself against the claims asserted. Regardless, in the opinion of management and the Company's outside legal counsel, the Company believes that the amount for which it may be held liable, if any, will not have a material adverse effect on its financial condition or results of operations.

Note 8. Customer Concentration

For the year ended December 31, 2009, the Company had three major customers. A customer is considered major when the concentration of commissions revenue from that customer exceeds 10% of total revenue. Transactions with the major customers represent 55% of total commissions revenue for the year ended December 31, 2009.

Note 9. Off-Balance-Sheet Risk and Concentrations of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include its clearing broker-dealer, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company maintains cash deposits with high quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Note 10. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

Note 11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $462,728 which was $212,728 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 4.63 to 1.

Note 12. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date that these financial statements were issued. There were no subsequent events to disclose.

Essex National Securities, Inc.

Statement of Financial Condition Report
December 31, 2009

Filed as PUBLIC Information Pursuant to Rule 17a-5(d) Under The Securities Exchange Act of 1934.